DANIEL H. LUCIANO

------------

ATTORNEY AT LAW

242 A WEST VALLEY BROOK ROAD

CALIFON, NEW JERSEY 07830

TELEPHONE

 908-832-5546

MEMBER TEXAS AND

FACSIMILE

 908-832-9601

NEW JERSEY BARS

EFAX

 847-556-1456

EMAIL

dhluciano@embarqmail.com

September 7, 2010

Andrew Mew

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C.  20549

Re:

Nextmart, Inc. (“Company”)

Dear Mr. Mew:

This letter is to inform you that the Company is working with its auditors Bernstein and Pinchuk, LLP to respond to the Staff’s comment letter dated July 20, 2010. The Company has informed me that it will file a response to the stated comment letter by the end of this week, September 10, 2010.

We thank you for your attention in theses matters.

Sincerely,

Daniel H. Luciano

/s/Daniel H. Luciano